UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                             FORM 12B-25

                     NOTIFICATION OF LATE FILING
                                                    Commission File
                                                    Number 333-44273


(Check One):   [   ] Form 10-K    [   ] Form 20-F    [   ] Form 11-K
               [ X ] Form 10-Q    [   ] Form N-SAR

          For Period Ended: October 31, 1998
                           -------------------------
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                             ---------------------------
---------------------------------------------------------------------------
          Read Instruction (on back page) Before Preparing Form.
                           Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
---------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

---------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
---------------------------------------------------------------------------

FWT, Inc.
---------------------------------------------------------------------------
Full Name of Registrant

N/A
---------------------------------------------------------------------------
Former Name if Applicable

701 Highlander Blvd., Suite 200
---------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Arlington, Texas  76015
---------------------------------------------------------------------------
City, State and Zip Code

---------------------------------------------------------------------------

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |  (a)  The reasons described in reasonable detail in Part III
       |       of this form could not be eliminated without unreasonable
       |       effort or expense;
       |
[ X ]  |  (b)  The subject annual report, semi-annual report,
       |       transition report on Form 10-K, Form 20-F, 11-K or Form N-
       |       SAR, or portion thereof, will be filed on or before the
       |       fifteenth calendar day following the prescribed due date; or
       |       the subject quarterly report of transition report on Form
       |       10-Q, or portion thereof will be filed on or before the
       |       fifth calendar day following the prescribed due date; and
       |
       |  (c)  The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company respectfully requests a delay in the filing of the Form 10-Q due to the inability, without unreasonable effort or expense, to timely complete and finalize certain issues and the disclosures required by Form 10-Q. See Exhibit A attached hereto.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     William R. Estill                    817                255-3060
--------------------------------        --------       ------------------
             (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
     filed? If answer is no, identify report(s).       [ X ] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?                        [ X ] Yes  [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit A attached hereto.

---------------------------------------------------------------------------
                                 FWT, INC.
---------------------------------------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this information to be signed on its behalf by the undersigned hereunto duly authorized.


Date      December 16, 1998             By   /S/William R. Estill
     -----------------------------           ------------------------------
                                             Chief Financial Officer
---------------------------------------------------------------------------
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


---------------------------------------------------------------------------
                                 ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMINAL
                     VIOLATIONS (SEE 18 U.S.C. 1001).
---------------------------------------------------------------------------



                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 3.6232.201 or Sec. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Sec. 232.13(b) of this chapter).

                                 EXHIBIT A
                              TO FORM 12B-25



     The Company anticipates a net loss of approximately $2.1 million for the three months ended October 31, 1998 as compared to net income of approximately $1.7 million for the three months ended October 31, 1997. This difference is primarily due to an increase in interest expense related to the Company's 9-7/8% senior subordinated notes that were issued on November 17, 1997. In addition, based on the Company's financial condition as of October 31, 1998, the Company is in technical default under that certain Credit Agreement, dated
November 12, 1997, by and among the Company, Bankers Trust Company and BT Commercial Corporation (as amended, the "Revolving Credit Facility"). This technical default resulted from the Company's failure to maintain certain financial covenants and ratios under the Revolving Credit Facility. As of October 31, 1998, the Company's outstanding indebtedness under the Revolving Credit Facility was approximately $2.4 million. In addition, in November 1998 the Company incurred an additional $5.184 million of indebtedness under the Revolving Credit Facility for the purpose of funding its semi-annual interest payment due November 15, 1998 on its public 9-7/8% senior subordinated notes. The lenders under the Revolving Credit Facility have not notified the Company of their intent to accelerate the outstanding indebtedness of the Company under the Revolving Credit Facility.